[FIRST MERCURY LETTERHEAD]
February 9, 2011
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:       First Mercury Financial Corporation
Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-159255)
Ladies and Gentlemen:
First Mercury Financial Corporation, a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-159255), originally filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009 (the “Registration Statement”), registering up to (i) $125,000,000 of common stock, debt securities, preferred stock, depositary shares, warrants to purchase debt securities, warrants to purchase common stock, warrants to purchase preferred stock, share purchase contracts and stock purchase units of the Company in a primary offering and (ii) $1,961,459 of common stock of the Company in a secondary offering, together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.
On February 9, 2011, the Company completed its merger with Fairfax Investments III USA Corp. (“Merger Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Fairfax Financial Holdings Limited (“Fairfax”), a Canadian corporation, pursuant to the Agreement and Plan of Merger, dated as of October 28, 2010, among Fairfax, Merger Sub and the Company, as amended on December 30, 2010. As a result of the merger, Merger Sub merged with and into the Company and the Company is now an indirect wholly-owned subsidiary of Fairfax. The Company intends to file a Form 15 with the Securities and Exchange Commission to terminate its duty to file reports under the Securities Exchange Act of 1934, as amended. As a result, the Company is requesting withdrawal of the Registration Statement. No securities were sold pursuant to the Registration Statement.
If you have any questions regarding the foregoing application for withdrawal, please telephone Heidi Steele of McDermott, Will & Emery LLP, counsel to the Company, at (312) 984-3624.

Very truly yours, FIRST MERCURY FINANCIAL CORPORATION
By:	/s/ Richard H. Smith
	Name:	Richard H. Smith
	Title:	Chairman, President and Chief Executive Officer